LIST OF SUBSIDIARIES

WHITE MOUNTAIN TITANIUM CORPORATION

White Mountain Titanium Corporation, a Nevada corporation, has six wholly owned subsidiaries:

1.	Sociedad Contractual Minera White Mountain Titanium Corporation, a Chilean stock company which holds our Chilean mining concessions and conducts our principal operations;
2.	White Mountain Titanium Corporation, a Canadian stock company which provides management and administrative services on behalf of the U.S. parent;
3.	White Mountain Minerals Ltda., an inactive Chilean company;
4.	White Mountain Metals Ltda, an inactive Chilean company;
5.	White Mountain Energy Ltda, an inactive Chilean company; and
6.	White Mountain Titanium (Hong Kong), an inactive Hong Kong company.